September 5, 2024

Kriangkrai Chaimongkol
Chief Executive Officer
Thoughtful Media Group Inc.
7 Sumerpoint Building, 3rd Floor, Room No. 301-302
Soi Sukhumvit 69 (Saleenimit)
Prakanong Nua Sub-district
Wattana District, Bangkok City, Thailand

       Re: Thoughtful Media Group Inc.
           Registration Statement on Form S-1
           Filed August 15, 2024
           File No. 333-281589
Dear Kriangkrai Chaimongkol:

       We have reviewed your registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed August 15, 2024
Overview, page 1

1. Please revise the last paragraph to include revenue and results of the latest interim period provided in the filing.
Prospectus Summary
Financial Highlights, page 3

2. Please update the last paragraph in this section for working capital deficit and accumulated deficit as of the latest financial statements provided in the filing.
 September 5, 2024
Page 2
Prospectus Summary
Relationship With and Separation From Society Pass, page 4

3. We are unable to locate any changes in response to prior comment 2 and reissue. Please provide additional information in this section regarding the "recapitalization with Society
       Pass" whereby Society Pass came to own 16,000,000 shares of your common stock, that was conducted in June and July 2024. Additionally, please explain in further detail how you came to own all of the assets and liabilities associated with the digital advertising business as a wholly-owned subsidiary of Society Pass. In this regard, we note your statement that the company "has not and will not pay any dividends to Society Pass or transfer any assets," but it is unclear whether there have been any reorganization transactions between Society Pass and Thoughtful Media to transfer assets and liabilities to you.
The Offering
Use of proceeds, page 8

4. Please state the assumed amount of total and net proceeds from the offering and how each amount is determined. In particular, state the assumed gross per share amount, which according to pages 31 and 33 appears to be $4.50. Also, it appears the use of "million"
       after each amount in the bullets is inadvertent; revise as appropriate. Consider all of the preceding with respect to the similar disclosure for "Use of Proceeds" on page 32.
Risk Factors
Risks Related to Our Ownership Structure
Sales of substantial amounts of our Common Stock in the public markets..., page
29

5. We are unable to locate any changes in response to prior comment 3 and reissue.
       Revise this risk factor to reflect that this registration statement will facilitate the sale of the resale shares in the public market by the selling stockholders and address any potential impacts to the market price of the common stock. Acknowledge the comparative sizes of the proposed offerings and that the $1.80 conversion price of the shares underlying the convertible notes is expected to be lower than the offering price of common stock sold in the IPO and that the selling stockholders thus may accept a lower price for the resale shares. Please also revise the statement in this risk factor that lock-up arrangements will be "for a period of 90 days" for consistency with disclosure at pages 8 and 96 that the lock-up arrangements will be for 180 days, and disclose which of the selling stockholders will be subject to lock-up with respect to their resale shares.
Use of Proceeds, page 32

6. You state that approximately $2,352,000 of the net proceeds of the offering will be used for "merger and acquisition." If any particular merger and acquisition transactions are contemplated, identify the businesses and discuss the status of any negotiations. If none are contemplated, briefly describe the nature of the businesses to be sought. Refer to
       Instruction 6 to Item 504 of Regulation S-K.
Capitalization, page 34

7. It is not clear how all "as adjusted" amounts here are computed and consistent with activity disclosed here and elsewhere in the filing. You state here the as adjusted
 September 5, 2024
Page 3

       column reflects the issuance and sale of 1,250,000 shares of Common Stock for net proceeds of $4,705,373, but the as adjusted amounts are not consistent with this. On pages
       8 and 35 you state there will be 17,250,000 shares of Common Stock after the offering;
       here you show 12,027,780 shares of Common Stock outstanding as adjusted. On pages 36 and II-2 you disclose you issued an additional 8,000,000 shares of Common Stock to
       Society Pass on July 12, 2024 at $0.0001 per share (per page II-2), but it is not clear how that transaction is reflected for as adjusted purposes. Please revise to reflect all transactions disclosed in the filing that affect capitalization and ensure consistency here with associated amounts, and disclose in sufficient detail the basis for how as adjusted amounts were determined. Ensure consistency of amounts disclosed in "Dilution" with amounts here.
8. You state in note (1) to the table the shares of Common Stock reflects the issuance and sale of 4,027,780 shares of Common Stock at an assumed initial public offering price of
       $4.5(0) per share after deducting discounts and expenses. Please explain the basis for these shares and associated amounts.
9. You disclose in the filing the apparent intended issuance of $5.0 million of Convertible
       Notes pursuant to a securities purchase agreement dated July 17, 2024. These Convertible
       Notes mature six months after their issuance, upon which the full principal amount and interest thereon will be due and payable in full. If the holders do not convert the
       Convertible Notes into Common Stock before the consummation of the IPO, the
       Convertible Notes will automatically convert into an aggregate of 2,777,780 shares of
       Common Stock upon the effectiveness of this registration statement. Please reflect here the full effect of these notes, both on a converted and unconverted basis, for it is not clear at this time whether your filing will become effective prior to maturity of the notes.
       Revise amounts in "Dilution" as appropriate for consistency.
10. Please disclose here the number of shares of Preferred Stock outstanding on an actual and as adjusted basis. It appears Preferred Stock here represents "Super Voting Preferred
       Stock" referred to elsewhere in the filing. If true, change the description here for consistency.
Corporate History and Structure, page 36

11. The Articles of Incorporation filed as Exhibit 3.1 to the registration statement indicate that you were initially incorporated as a Nevada corporation in June 2022. If true, please revise this section and the discussion of your corporate history elsewhere to reflect as much and explain how your business operated between 2010 and incorporation of
       Thoughtful Media Group Inc. in 2022.
Executive Compensation, page 81

12. Include in this section a description of the material terms of the employment agreements with your named executive officers filed as Exhibits 10.3 and 10.4 to the registration statement. Refer to Item 402(o)(1) of Regulation S-K.
Description of Capital Stock, page 86

13. Please eliminate inconsistencies between the disclosure in this section and your governing documents filed as exhibits to the registration statement. For example, you disclose that
 September 5, 2024
Page 4

       your Articles of Incorporation and Bylaws "state that [Nevada Revised Statutes sections
       78.378 to 78.3793] do not apply," and that your Articles of Incorporation opts out of certain Nevada provisions regarding interested stockholder transactions, but we are unable to locate such provisions in Exhibits 3.1 and 3.2. Additionally, you state that, "Our
       Articles of Incorporation provide that the Board of Directors has the exclusive right to amend our Bylaws," but Section 42 of the Bylaws filed as Exhibit 3.2 also gives stockholders the right to amend the bylaws under certain circumstances. Revise for consistency or advise.
Resale Prospectus Alternate Cover Page, page ALT

14. We note your response to prior comment 4 but are unable to locate responsive revisions and reissue. Please clearly state on the resale prospectus cover page and in the resale prospectus plan of distribution section, if true, that the selling stockholders may only sell the resale shares after the IPO has closed and trading on Nasdaq has commenced.
       Additionally, revise your statement on the IPO prospectus cover page that, "The Selling
       Stockholders are offering 4,777,780 shares of Common Stock to be sold in the offering pursuant to the Resale Prospectus," to reflect that the resale transaction is a separate offering from the IPO.
Selling Stockholders, page ALT-3

15. We note your disclosure that the selling stockholders "do not hold any positions within the group of companies, nor do they have any significant affiliations within the past three years." Please tell us your consideration of disclosing your relationship with Society Pass pursuant to Item 507 of Regulation S-K. Revise so that the column "Amount of Shares of
       Common Stock Being Offered" sums correctly. Lastly, explain the meaning of your statement that, "Each selling stockholder is not granted any voting or dividend rights" and clarify whether you are referring to the convertible notes.
Plan of Distribution, page ALT-5

16. Disclose in this section the lock-up arrangements that will be applicable to Society Pass, and to the extent that any of the resale shares held by the other selling shareholders will be subject to lock-up and/or leak-out arrangements, describe those as well.
Item 16. Exhibits and Financial Statement Schedules, page II-2

17. File as exhibits to the registration statement executed versions of the Securities Purchase
       Agreements related to the convertible notes and amendments thereto entered into on July
       17, 2024 and August 14, 2024, respectively.
General

18. We note that the anticipated size of the resale offering is nearly four times the size of the proposed IPO. Please provide a detailed analysis in your response letter as to why the proposed resale transaction is appropriately characterized as a secondary offering, rather than a primary offering in which the selling shareholders are acting as conduits in a distribution to the public and are therefore underwriters selling on your behalf. For guidance, refer to Securities Act Rules Compliance and Disclosure Interpretations
       Question 612.09. Address the following in your analysis:
 September 5, 2024
Page 5

             whether the resale offering must be registered at this time and, if not, why it is being registered at this time;
             how the size of the resale offering compared to the primary offering was decided upon, including how it was determined that 2,000,000 of Society Pass's shares would be registered;
             how the purchasers of the convertible notes were identified and the conversion terms of the notes overlying the resale shares negotiated, including how a conversion price of $1.80 was determined and how and when it was decided that the underlying shares would be included in this registration statement;
             the nature of the selling shareholders' businesses and/or principal occupations (aside from Society Pass);
             how lock-up arrangements applicable to the resale shares were negotiated, as it appears that only Society Pass will be subject to lock-up as a greater than 10%
           shareholder, and whether the underwriter sought to have the remaining selling shareholders subject to lock-up agreements; and
             why the underwriter believes it will be able to successfully place the securities to be sold in the IPO and facilitate the creation of a public market in your securities, despite the availability of shares that the selling shareholders could offer and sell into the market once trading commences.
19. There continue to be inconsistencies in your disclosure regarding the conversion terms of the convertible promissory notes that will be issued to certain of the selling stockholders.
       At pages 4, 87, and Alt-4, you disclose that the notes will automatically convert to common stock "upon the effectiveness of the registration statement," while at page 31, you state that the notes will automatically convert "upon the consummation of this initial public offering." Further, Section 4(a)-(b) of the form of convertible note filed as Exhibit
       4.2 provides that the notes will be voluntarily convertible at the option of the holder "after the Original Issue Date," then will automatically convert "upon the completion of an initial public offering." Revise throughout the prospectus for internal consistency and accuracy regarding when the notes are voluntarily and mandatorily convertible, and disclose the conversion price of $1.80 per share in additional places where appropriate throughout the prospectus.
 September 5, 2024
Page 6

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Nasreen Mohammed at 202-551-3773 or Doug Jones at 202-551-3309 if
you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Mara Ransom at 202-551-3264 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Ted Paraskevas, Esq.